                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its interim results for the six months ended June 30, 2006.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the Registrant's plan to speed up the implementation of oil and gas exploration plans, steadily coordinate refining and production, organize natural gas production and marketing in a systematic manner and steadily promote international business; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                                (PETROCHINA LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)

     Announcement of the Interim Results for the six months ended June 30, 2006

                         FINANCIAL AND BUSINESS SUMMARY

Output of crude oil for the first half of 2006 was 419.1 million barrels, representing an increase of 1.8% from the first half of 2005.

Output of marketable natural gas for the first half of 2006 was 684.7 billion cubic feet, representing an increase of 30.8% from the first half of 2005.

Total output of crude oil and natural gas for the first half of 2006 was 533.2 million barrels of oil equivalent, representing an increase of 6.8% from the first half of 2005.

Consolidated turnover for the first half of 2006 was RMB326,545 million, representing an increase of 25.3% from the first half of 2005.

Consolidated net profit* for the first half of 2006 was RMB80,681 million, representing an increase of 29.4% from the first half of 2005.

Basic and diluted earnings per share for the first half of 2006 were RMB0.45, representing an increase of RMB0.10 per share from the first half of 2005.

The Board of Directors has resolved to distribute an interim dividend for 2006 of RMB0.202806 per share.

* Note: Consolidated net profit is profit attributable to the Company's equity holders

The Board of Directors (the 'Board') of PetroChina Company Limited (the 'Company') is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the 'Group") for the six months ended June 30, 2006 and its financial position as of June 30, 2006 :

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                        Six months ended June 30
                                                                     -----------------------------
                                                                                          2005
                                                             Notes        2006          (Note 1)
                                                             -----   -------------   -------------
                                                                      (unaudited)     (unaudited)
                                                                     (RMB million)   (RMB million)
TURNOVER                                                       3        326,545         260,618
                                                                       --------        --------
OPERATING EXPENSES
   Purchases, services and other                                       (112,758)        (96,956)
   Employee compensation costs                                          (16,993)        (13,052)
   Exploration expenses, including exploratory dry holes                 (8,750)         (8,729)
   Depreciation, depletion and amortisation                             (29,910)        (26,678)
   Selling, general and administrative expenses                         (19,104)        (14,902)
   Taxes other than income taxes                                        (24,259)        (11,253)
   Other income, net                                                        522             919
                                                                       --------        --------
TOTAL OPERATING EXPENSES                                               (211,252)       (170,651)
                                                                       --------        --------
PROFIT FROM OPERATIONS                                                  115,293          89,967
                                                                       --------        --------
FINANCE COSTS
   Exchange gain                                                            830             231
   Exchange loss                                                           (798)           (213)
   Interest income                                                          959             709
   Interest expense                                                      (1,848)         (1,526)
                                                                       --------        --------
TOTAL FINANCE COSTS                                                        (857)           (799)
                                                                       --------        --------
SHARE OF PROFIT OF ASSOCIATES                                             1,482           1,001
                                                                       --------        --------
PROFIT BEFORE TAXATION                                         4        115,918          90,169
TAXATION                                                       5        (30,675)        (25,229)
                                                                       --------        --------
PROFIT FOR THE PERIOD                                                    85,243          64,940
                                                                       ========        ========
ATTRIBUTABLE TO:
   Equity holders of the Company                                         80,681          62,363
   Minority interest                                                      4,562           2,577
                                                                       --------        --------
                                                                         85,243          64,940
                                                                       ========        ========
BASIC AND DILUTED EARNINGS PER SHARE FOR
   PROFIT ATTRIBUTABLE TO EQUITY HOLDERS
   OF THE COMPANY DURING THE PERIOD (RMB)                      6           0.45            0.35
                                                                       ========        ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS
   OF THE COMPANY:
   Interim dividends proposed after the balance sheet date     8         36,307          27,731
                                                                       ========        ========

CONSOLIDATED BALANCE SHEET

                                                                                  December 31,2005
                                                          Notes   June 30, 2006       (Note 1)
                                                          -----   -------------   ----------------
                                                                   (unaudited)        (audited)
                                                                  (RMB million)     (RMB million)
NON CURRENT ASSETS
   Property, plant and equipment                                     578,894           563,890
   Investments in associates                                          12,153            12,378
   Available-for-sale investments                                      1,963             1,230
   Advance operating lease payments                                   17,674            16,235
   Intangible and other assets                                         5,080             5,011
   Time deposits with maturities over one year                         2,990             3,428
                                                                     -------           -------
                                                                     618,754           602,172
                                                                     -------           -------
CURRENT ASSETS
   Inventories                                                        80,824            62,733
   Accounts receivable                                       9        10,531             4,630
   Prepaid expenses and other current assets                          32,548            22,673
   Notes receivable                                                    4,058             3,028
   Investments in collateralised loans                                    --               235
   Time deposits with maturities over three months but
      within one year                                                  3,881             1,691
   Cash and cash equivalents                                          92,630            80,905
                                                                     -------           -------
TOTAL CURRENT ASSETS                                                 224,472           175,895
                                                                     -------           -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                 10       112,373            99,758
   Income tax payable                                                 13,317            20,567
   Other taxes payable                                                16,848             4,824
   Short-term borrowings                                              34,004            28,689
                                                                     -------           -------
                                                                     176,542           153,838
                                                                     -------           -------
NET CURRENT ASSETS                                                    47,930            22,057
                                                                     -------           -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                666,684           624,229
                                                                     =======           =======
EQUITY
   Equity attributable to equity holders of the Company
   Share capital
      -- State-owned shares of RMB 1.00 each                         157,922           157,922
      -- H shares of RMB 1.00 each                                    21,099            21,099
                                                                     -------           -------
                                                                     179,021           179,021
   Retained earnings                                                 252,211           203,812
   Reserves                                                          130,817           132,556
                                                                     -------           -------
                                                                     562,049           515,389
   Minority interest                                                  30,072            28,278
                                                                     -------           -------
TOTAL EQUITY                                                         592,121           543,667
                                                                     -------           -------
NON CURRENT LIABILITIES
   Long-term borrowings                                               35,804            44,570
   Other long-term obligations                                           948             1,046
   Asset retirement obligations                                       14,690            14,187
   Deferred taxation                                                  23,121            20,759
                                                                     -------           -------
                                                                      74,563            80,562
                                                                     -------           -------
                                                                     666,684           624,229
                                                                     =======           =======

Notes:

1.   ACCOUNTING POLICIES

     The consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standard ("IAS') 34 "Interim Financial Reporting". The accounting policies and methods of computation used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2005 except for the ones modified by the Company as a result of the adoption of the new or revised International Financial Reporting Standards ('IFRS").

     In 2006, the Group adopted the following new standards, amendments to standards and interpretations which are relevant to its operations and mandatory for financial year ending December 31, 2006. The adoption of these new and revised IFRS did not result in substantial changes to the Group's accounting policies. In summary:

     - International Financial Reporting Interpretations Committee ("IFRIC') Interpretation 4, Determining whether an Arrangement contains a Lease, effective for annual periods beginning on or after January 1, 2006.

     - IFRIC Interpretation 8, Scope of IFRS 2, effective for annual periods beginning on or after May 1, 2006.

     - IAS 39 and IFRS 4 (Amendments), Financial Guarantee Contracts, effective for annual periods beginning on or after January 1, 2006.

     The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2005. The consolidated interim condensed financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and June 30, 2005 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results of operations expected for the year ending December 31, 2006.

     Costs that incur unevenly during the financial year are anticipated or deferred in these interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

     Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2006 is 26% (six months ended June 30, 2005: 28%).

     In August 2005 the shareholders of the Company approved the acquisition and transfer agreements relating to the Company's acquisition of a 50% ownership interest in (CHINESE CHARACTERS) (CNPC Exploration and Development Company Limited ('CNPC E&D')). CNPC E&D was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation ("CNODC', wholly owned by China National Petroleum Corporation ("CNPC')) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into CNPC E&D and the Company contributed to CNPC E&D its wholly-owned subsidiary, PetroChina International Limited ('PTRI'), and cash amounting to approximately RMB20,162 million, which is the difference between the cash contribution of RMB20,741 million payable by the Company according to the acquisition agreement and cash consideration of RMB579 million for PTRI receivable by the Company. The terms of the agreements grant the Company the right to appoint four of the seven directors of CNPC E&D and enable the Company to maintain effective control over CNPC E&D.

     The investment in CNPC E&D and related transactions have been accounted for in a manner similar to uniting of interests as all entities involved are under common control by CNPC. The consolidated financial statements of the Company have been restated as if the operations of the Company and CNPC E&D have always been combined. The payment was made directly to CNPC E&D, therefore the difference between RMB20,162 million paid and the net assets of RMB35,551 million at the effective date acquired (including RMB20,162 million contributed by the Company and RMB50 million for the contributed paid-in capital by CNODC and its subsidiary) has been adjusted against equity.

     The summarised results of operations for the separate entities and on a consolidated basis for the six months ended June 30, 2005, are set out below:

                                           PetroChina
                                         (As previously
                                            reported)        CNPC E&D      Consolidated
                                         --------------   -------------   -------------
                                          (RMB million)   (RMB million)   (RMB million)
Results of operations:
Turnover                                    252,489           8,129          260,618
Profit for the period                        62,221           2,719           64,940
Basic and diluted earnings per share
   for profit attributable to the
   equity holders of the
   Company (RMB)                               0.35            0.00             0.35

Equity items:
   Currency translation differences              --            (421)            (421)
   Dividends to minority interest              (214)           (204)            (418)
   Other movement of minority interest           51              40               91

2.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the Group's financial statements:

     (a)  Estimation of oil and natural gas reserve

          Oil and gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant causes of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortisation recorded in the Group's financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net income.

     (b)  Estimated impairment of property, plant and equipment

          Property, plant and equipment, including oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves significant management estimates and judgments such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

     (c)  Estimation of asset retirement obligations

          Provisions are recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the net income and the financial position of the Group over the remaining economic life of oil and gas properties.

3.   TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 11.

4.   PROFIT BEFORE TAXATION

                                                                         Six months ended June 30
                                                                      -----------------------------
                                                                           2006            2005
                                                                      -------------   -------------
                                                                      (RMB million)   (RMB million)
Profit before taxation is arrived at after crediting and charging of the following items:

Crediting:
Dividends income from available-for-sale investments                         173                 88
Reversal of impairment of receivables                                        108                249
Reversal of impairment of available-for-sale investments                       1                  1
Reversal of write down in inventories                                        136                 88

Charging:
Amortisation on intangible and other assets                                  589                328
Cost of inventories (approximates cost of goods sold) recognised as
   expense                                                               146,273            126,623
Depreciation on property, plant and equipment, including impairment provision
   -- owned assets                                                        28,677             25,420
   -- assets under finance leases                                              3                  7
Impairment of available-for-sale investments                                   2                 --
Impairment of receivables                                                     53                  2
Interest expense (Note (a))                                                1,848              1,526
Loss on disposal of property, plant and equipment                            185                 41
Operating lease expenses                                                   2,429              2,528
Repair and maintenance                                                     2,978              2,496
Research and development expenditure                                       2,024              1,043
Write down in inventories                                                     56                 16
                                                                         =======            =======
Note (a) Interest expense
      Interest expense                                                     2,252              1,927
      Less: Amounts capitalised                                             (404)              (401)
                                                                         -------            -------
                                                                           1,848              1,526
                                                                         =======            =======

5.   TAXATION

                  Six months ended June 30
               -----------------------------
                    2006            2005
               -------------   -------------
               (RMB million)   (RMB million)
Income tax         28,682          23,746
Deferred tax        1,993           1,483
                   ------          ------
                   30,675          25,229
                   ======          ======

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2005 :
     33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                            Six months ended June 30
                                                         -----------------------------
                                                              2006            2005
                                                         -------------   -------------
                                                         (RMB million)   (RMB million)
Profit before taxation                                      115,918         90,169
                                                            -------         ------
Tax calculated at a tax rate of 33%                          38,253         29,756
Prior year tax return adjustment                                243            364
Effect of preferential tax rate                              (7,319)        (4,946)
Tax effect of income not subject to tax                        (983)          (406)
Tax effect of expenses not deductible for tax purposes          481            461
                                                            -------         ------
Tax charge                                                   30,675         25,229
                                                            =======         ======

6.   BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the six months ended June 30, 2006 have been computed by dividing the profit attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the period.

     Basic and diluted earnings per share for the six months ended June 30, 2005 have been computed by dividing the profit attributable to equity holders of the Company by the number of 175,824 million shares issued and outstanding for the period.

     There are no dilutive potential ordinary shares.

7.   CHANGES IN EQUITY

                                                            Attributable                 Minority
                                                  to equity holders of the Company       interest   Total Equity
                                             -----------------------------------------   --------   ------------
                                               Share    Retained
                                              Capital   Earnings   Reserves   Subtotal
                                             --------   --------   --------   --------
                                               (RMB       (RMB       (RMB       (RMB       (RMB         (RMB
                                             million)   million)   million)   million)   million)     million)
Balance at January 1, 2005 (Note 1)           175,824   143,115    108,834    427,773     15,199      442,972
Currency translation differences                   --        --       (140)      (140)      (281)        (421)
                                              -------   -------    -------    -------     ------      -------
Net loss recognised directly in equity             --        --       (140)      (140)      (281)        (421)
Profit from January 1 to June 30, 2005             --    62,363         --     62,363      2,577       64,940
                                              -------   -------    -------    -------     ------      -------
Total recognised income/(loss) from
   January 1 to June 30, 2005                      --    62,363       (140)    62,223      2,296       64,519
                                              -------   -------    -------    -------     ------      -------
Final dividends for 2004 (Note 8)                  --   (25,936)        --    (25,936)        --      (25,936)
Dividends to minority interest                     --        --         --         --       (418)        (418)
Return capital to minority interest due to
   liquidation of subsidiaries                     --        --         --         --       (848)        (848)
Payment to CNPC for the acquisition of
   refinery and petrochemical businesses           --        --         (9)        (9)        --           (9)
Capital contribution to CNPC E&D (Note 1)          --        --         25         25         25           50
Other movement of minority interest                --        --         --         --         91           91
                                              -------   -------    -------    -------     ------      -------
Balance at June 30, 2005                      175,824   179,542    108,710    464,076     16,345      480,421
                                              =======   =======    =======    =======     ======      =======
Balance at January 1, 2006                    179,021   203,812    132,556    515,389     28,278      543,667
Currency translation differences                   --        --        439        439        924        1,363
                                              -------   -------    -------    -------     ------      -------
Net income recognised directly in equity           --        --        439        439        924        1,363
Profit from January 1 to June 30, 2006             --    80,681         --     80,681      4,562       85,243
                                              -------   -------    -------    -------     ------      -------
Total recognised income from January 1
   to June 30, 2006                                --    80,681        439     81,120      5,486       86,606
                                              -------   -------    -------    -------     ------      -------
Final dividends for 2005 (Note 8)                  --   (32,282)        --    (32,282)        --      (32,282)
Dividends to minority interest                     --        --         --         --     (1,426)      (1,426)
Purchase from minority interest of
   subsidiaries                                    --        --     (2,178)    (2,178)    (2,396)      (4,574)
Other movement of minority interest                --        --         --         --        130          130
                                              -------   -------    -------    -------     ------      -------
Balance at June 30, 2006                      179,021   252,211    130,817    562,049     30,072      592,121
                                              =======   =======    =======    =======     ======      =======

8.   DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                       Six months ended June 30
                                                                    -----------------------------
                                                                         2006            2005
                                                                    -------------   -------------
                                                                    (RMB million)   (RMB million)
Final dividends attributable to equity holders of the Company for
   2004 (Note (i))                                                          --          25,936
Final dividends attributable to equity holders of the Company for
   2005 (Note (ii))                                                     32,282              --
                                                                        ------          ------
                                                                        32,282          25,936
                                                                        ======          ======

     (i) A final dividend attributable to equity holders of the Company in respect of 2004 of RMB0.147511 per share amounting to a total of RMB25,936 million was paid on June 10, 2005, and was accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2005.

     (ii) A final dividend attributable to equity holders of the Company in respect of 2005 of RMB0.180325 per share amounting to a total of RMB32,282 million was paid on June 9, 2006, and was accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2006.

     (iii) As authorised by shareholders in the Annual General Meeting on May 26, 2006, the Board of Directors, in a meeting held on August 23, 2006, resolved to distribute an interim dividend attributable to equity holders of the Company in respect of 2006 of RMB0.202806 per share amounting to a total of RMB36,307 million. These financial statements do not reflect this dividends payable, as it was not authorised until after the balance sheet date.

9.   ACCOUNTS RECEIVABLE

                                               June 30, 2006   December 31, 2005
                                               -------------   -----------------
                                               (RMB million)     (RMB million)
Accounts receivable due from third parties        11,701             6,483
Accounts receivable due from related parties       2,738             2,145
Less: Impairment provision                        (3,908)           (3,998)
                                                  ------            ------
                                                  10,531             4,630
                                                  ======            ======

     Amounts due from related parties are interest free and unsecured.

     The aging analysis of accounts receivable at June 30, 2006 is as follows:

                       June 30, 2006   December 31, 2005
                       -------------   -----------------
                       (RMB million)     (RMB million)
Within 1 year              10,233            4,280
Between 1 to 2 years           82               70
Between 2 to 3 years           68               46
Over 3 years                4,056            4,232
                           ------            -----
                           14,439            8,628
                           ======            =====

     The Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                             June 30, 2006   December 31, 2005
                                                             -------------   -----------------
                                                             (RMB million)     (RMB million)
Trade payables                                                   16,087            13,749
Advances from customers                                           9,169             7,698
Salaries and welfare payable                                      8,545             7,353
Accrued expenses                                                  6,874                 4
Dividends payable by subsidiaries to minority shareholders           26                93
Interest payable                                                      1                27
Construction fee and equipment cost payables                     17,337            16,420
One-time employee housing remedial payment payable                1,102             1,174
Amounts due to related parties                                   40,945            41,082
Other payables                                                   12,287            12,158
                                                                -------            ------
                                                                112,373            99,758
                                                                =======            ======

     Other payables consist primarily of customer deposits.

     Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment.

     The aging analysis of trade payables at June 30, 2006 is as follows:

                       June 30, 2006   December 31, 2005
                       -------------   -----------------
                       (RMB million)     (RMB million)
Within 1 year              14,860            12,876
Between 1 to 2 years          749               434
Between 2 to 3 years           85                85
Over 3 years                  393               354
                           ------            ------
                           16,087            13,749
                           ======            ======

11.  SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

     The accounting policies of the operating segments are the same as those described in Note 1 'Accounting Policies".

     Operating segment information for the six months ended June 30, 2006 and 2005 is presented below:

     Primary reporting format -- business segments

                                           Exploration    Refining   Chemicals    Natural
                                               and          and         and       Gas and
Six months ended June 30, 2006              Production   Marketing   Marketing   Pipeline     Other      Total
------------------------------             -----------   ---------   ---------   --------   --------   --------
                                               (RMB         (RMB        (RMB       (RMB       (RMB       (RMB
                                             million)     million)    million)   million)   million)   million)
Turnover (including intersegment)            211,012      255,106     39,565      18,233        373     524,289
Less: Intersegment sales                    (170,761)     (21,142)    (3,072)     (2,587)      (182)   (197,744)
                                            --------      -------     ------      ------     ------    --------
Turnover from external customers              40,251      233,964     36,493      15,646        191     326,545
                                            ========      =======     ======      ======     ======    ========
Depreciation, depletion and amortisation     (17,748)      (6,614)    (2,732)     (2,578)      (238)    (29,910)
Segment result                               128,906       (3,001)     4,266       4,669       (965)    133,875
Other costs                                   (4,454)     (10,888)    (1,358)        (82)    (1,800)    (18,582)
                                            --------      -------     ------      ------     ------    --------
Profit/(loss) from operations                124,452      (13,889)     2,908       4,587     (2,765)    115,293
                                            ========      =======     ======      ======     ======    ========

                                           Exploration    Refining   Chemicals    Natural
                                               and          and         and       Gas and
Six months ended June 30, 2005              Production   Marketing   Marketing   Pipeline     Other      Total
------------------------------             -----------   ---------   ---------   --------   --------   --------
                                               (RMB         (RMB        (RMB       (RMB       (RMB       (RMB
                                             million)     million)    million)   million)   million)   million)
Turnover (including intersegment)            152,024      200,883     37,035      11,874        --      401,816
Less: Intersegment sales                    (121,484)     (15,098)    (2,125)     (2,491)       --     (141,198)
                                            --------      -------     ------      ------      ----     --------
Turnover from external customers              30,540      185,785     34,910       9,383        --      260,618
                                            ========      =======     ======      ======      ====     ========
Depreciation, depletion and amortisation     (16,960)      (5,135)    (2,452)     (2,083)      (48)     (26,678)
Segment result                                92,807        2,959      6,736       1,666      (218)     103,950
Other costs                                   (3,684)      (8,908)      (980)       (188)     (223)     (13,983)
                                            --------      -------     ------      ------      ----     --------
Profit/(loss) from operations                 89,123       (5,949)     5,756       1,478      (441)      89,967
                                            ========      =======     ======      ======      ====     ========

     Note: Effective January 1, 2006, the results of operations, together with the corresponding assets and liabilities, of certain research and development activities of the Group are reclassified from the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment to the Other segment to reflect the changes in the manner under which these activities are managed. The results of operations, together with the corresponding assets and liabilities, of these research and development activities were included in the previously reported segments in the segment information for the six months ended June 30, 2005. Selected financial data of these research and development activities for the six months ended June 30, 2005 are as follows:

                                           Exploration    Refining   Chemicals    Natural
                                               and          and         and       Gas and
                                            Production   Marketing   Marketing   Pipeline     Total
                                           -----------   ---------   ---------   --------   --------
                                               (RMB         (RMB        (RMB       (RMB       (RMB
                                             million)     million)    million)   million)   million)
Turnover (including intersegment)               89           --          11         --         100
Turnover from external customers                 1           --           7         --           8
Depreciation, depletion and amortisation      (132)          (7)        (17)        (3)       (159)
Segment result                                (336)         (29)        (60)        (9)       (434)
Other costs                                   (208)         (33)        (33)        (7)       (281)
Loss from operations                          (544)         (62)        (93)       (16)       (715)

Secondary reporting format -- geographical segments

                                           Turnover            Total assets      Capital expenditure
                                     -------------------   -------------------   -------------------
Six months ended June 30,              2006       2005       2006       2005       2006       2005
-------------------------            --------   --------   --------   --------   --------   --------
                                       (RMB       (RMB       (RMB       (RMB       (RMB       (RMB
                                     million)   million)   million)   million)   million)   million)
PRC                                   313,927    251,853    783,842    650,735    44,990     31,285
Other (Exploration and Production)     12,618      8,765     59,384     43,721     2,262      2,090
                                      -------    -------    -------    -------    ------     ------
                                      326,545    260,618    843,226    694,456    47,252     33,375
                                      =======    =======    =======    =======    ======     ======

12.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated interim condensed financial statements have been prepared in accordance with IFRS, which differ in certain material respects from the accounting principles generally accepted in the United States of America ( 'US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on income of significant differences between IFRS and US GAAP is as follows:

                                                     Six months ended June 30
                                                  -----------------------------
                                                       2006            2005
                                                  -------------   -------------
                                                  (RMB million)   (RMB million)
Profit for the period under IFRS                     85,243          64,940
US GAAP adjustments:
   Depreciation charges on property, plant and
      equipment revaluation gain                      2,340           3,436
   Depreciation charges on property, plant and
      equipment revaluation loss                         --            (127)
   Loss on disposal of revalued property, plant
      and equipment                                      21               2
   Income tax effect                                   (779)         (1,092)
   Minority interest                                 (4,592)         (2,607)
   Depreciation charges on property, plant and
      equipment arising from purchase from
      minority interest of subsidiaries                 (42)             --
                                                     ------          ------
Net income under US GAAP                             82,191          64,552
                                                     ======          ======
Basic and diluted net income per share under
   US GAAP (RMB)                                       0.46            0.37
                                                     ======          ======

Effect on equity of significant differences between IFRS and US GAAP is as follows:

                                                                June 30, 2006   December 31, 2005
                                                                -------------   -----------------
                                                                (RMB million)     (RMB million)
Equity under IFRS                                                  592,121           543,667
US GAAP adjustments:
   Reversal of property, plant and equipment revaluation gain      (80,555)          (80,555)
   Depreciation charges on property, plant and equipment
      revaluation gain                                              54,311            51,971
   Reversal of property, plant and equipment revaluation loss        1,513             1,513
   Depreciation charges on property, plant and equipment
      revaluation loss                                              (1,459)           (1,459)
   Loss on disposal of revalued property, plant and equipment        1,767             1,746
   Deferred tax assets on revaluation                                8,064             8,843
   Minority interest                                               (29,858)          (28,034)
   Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state
      shareholder of the Company                                    (2,553)           (2,553)
   Effect on the other reserves of the shareholders' equity
      from the one-time remedial payments for staff housing
      borne by the state shareholder of the Company                  2,553             2,553
   Purchase from minority interest of subsidiaries                   3,998             1,438
   Depreciation charges on property, plant and equipment
      arising from purchase from minority interest of
      subsidiaries                                                     (42)               --
                                                                   -------           -------
   Shareholders' equity under US GAAP                              549,860           499,130
                                                                   =======           =======

Changes in shareholders' equity under US GAAP for each of the periods ended June 30, 2006 and June 30, 2005 are as follows:

                                                      Six months ended June 30
                                                   -----------------------------
                                                        2006            2005
                                                   -------------   -------------
                                                   (RMB million)   (RMB million)
Beginning of the period                               499,130         405,573
   Net income for the period                           82,191          64,552
   Final dividends for year 2004                           --         (25,936)
   Final dividends for year 2005                      (32,282)             --
   Payment to CNPC for acquisition of refinery
      and petrochemical businesses                         --              (9)
   Capital contribution to CNPC E&D                        --              25
   Purchase from minority interest of subsidiary          382              --
Currency translation differences                          439            (140)
                                                      -------         -------
End of the period                                     549,860         444,065
                                                      =======         =======

In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.

A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a)  Revaluation of property, plant and equipment

     The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain property, plant and equipment.

     The September 2003 revaluation resulted in a RMB872 million in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB1,257 million.

     The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2006 to June 30, 2006 was RMB2,340 million, and from January 1, 2005 to June 30, 2005 was RMB3,436 million.

     The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2006 to June 30, 2006 was RMBNil, and from January 1, 2005 to June 30, 2005 was RMB127 million.

     The loss on disposal of revalued property, plant and equipment from January 1, 2006 to June 30, 2006 was RMB21 million, and from January 1, 2005 to June 30, 2005 was RMB2 million.

     For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

(b)  One-time remedial payments for staff housing

     The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

     The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

     Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB2,553 million, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2005 and the first half of 2006.

(c)  Minority interest

     In accordance with the revised International Accounting Standard 1 "Presentation of Financial Statements" and International Accounting Standard 27 'Consolidated and Separate Financial Statements", minority interest becomes part of the profit for the period and total equity of the Group, whereas under US GAAP, it is respectively excluded from the net income and shareholder's equity of the Group. In addition, the reconciling item also includes the impact of minority interest's share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries, to net income and shareholders' equity under US GAAP.

(d)  Purchase from minority interest of listed subsidiaries

     The Company acquired certain outstanding A shares from the minority interest of Jinzhou Petrochemical Company Limited ('JPCL') and Liaohe Jinma Oilfield Company Limited ("LJOCL'), A Shares and H Shares (including ADS) from minority interest of Jilin Chemical Industrial Company Limited ('JCIC'). Under IFRS, the Company applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL, LJOCL and JCIC additionally acquired by the Company from minority interest were recorded by the Company at cost. The difference between the Company's purchase cost and the book value of the interests in JPCL, LJOCL and JCIC acquired by the Company from minority interest was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the excess of purchase cost over fair value of the minority interest acquired and identified intangible assets was recorded as goodwill. Additional depreciation charges were provided for the assets which were restated to fair value.

(e)  Recent US accounting pronouncements

     In February 2006, the Financial Accounting Standards Board ("FASB') issued Statement No. 155, 'Accounting for Certain Hybrid Financial Instruments" ("FAS 155'), which improves financial reporting by eliminating the exemption from applying FAS 133 to interests in securitised financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments and allows a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognised financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. Providing a fair value measurement election also results in more financial instruments being measured at what the FASB regards as the most relevant attribute for financial instruments, fair value. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact of this standard on its financial position and results of operations.

     In March 2006, the FASB issued Statement No. 156, 'Accounting for Servicing of Financial Assets" ("FAS 156'), which requires all separately recognised servicing assets and servicing liabilities be initially measured at fair value. FAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of FAS 156 is not expected to have a material effect on the Group's financial position or results of operations.

     In July 2006, the FASB issued Interpretation No. 48. "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" ('FIN 48'). FIN 48 prescribes a comprehensive model for recognising, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Group has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for the Group on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Group does not expect the adoption of FIN 48 to have a material impact on the Group's financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated interim condensed financial statements for the Group and the notes thereto to be submitted to The Stock Exchange of Hong Kong Limited ('HKSE') for publication on the website of the HKSE, which contains information required under paragraphs 46(1) to 46(9) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Listing Rules").

Overview

For the six months ended June 30, 2006, profit before taxation of the Group was RMB115,918 million, representing an increase of 28.6% compared with the corresponding period of last year. Net profit was RMB80,681 million, representing an increase of 29.4% from the corresponding period in last year. The continued improvement of the Group's operating results was primarily due to the Group's ability to take full advantage of the opportunities presented by persistently high oil prices and strong market demand by strengthening its efforts in exploration and development, the optimal use of its competitive edge in upstream activities, streamlining of its downstream product mix, unifying resources allocation, accelerating the construction and interconnection of major pipelines, the steady promotion of international operations, enhancement of operational management and the continuous efforts in technological and managerial innovations.

For the six months ended June 30, 2006, the Group's basic and diluted earnings per share was RMB0.45 (for the six months ended June 30, 2005: RMB0.35).

Comparison between the six-month period ended June 30, 2006 and the six-month period ended June 30, 2005

Consolidated Operating Results

Turnover Turnover increased 25.3% from RMB260,618 million for the six months ended June 30, 2005 to RMB326,545 million for the six months ended June 30, 2006. This was primarily due to the increases in prices and sales volumes of certain main products, namely crude oil, natural gas and certain refined products.

Operating Expenses Operating expenses increased 23.8% from RMB170,651 million for the six months ended June 30, 2005 to RMB211,252 million for the six months ended June 30, 2006. This was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers and an increase in taxes other than income tax.

Purchases, Services and Other Expenses Purchases, services and other expenses increased 16.3% from RMB96,956 million for the six months ended June 30, 2005 to RMB112,758 million for the six months ended June 30, 2006. This was primarily due to (1) an increase in prices of crude oil and feedstock oil from external suppliers and an increase in the volume purchased from external suppliers in the reporting period, which resulted in an increase in the purchase costs of crude oil and feedstock oil; and (2) an increase in the prices of refined products and an increase in the volume purchased from external suppliers in the reporting period, which resulted in an increase in the purchase costs of refined products. In addition, the increase in the refined product supply operation during the reporting period also resulted in a corresponding increase in purchase expenses.

Employee Compensation Costs Employee compensation costs increased 30.2% from RMB13,052 million for the six months ended June 30, 2005 to RMB16,993 million for the six months ended June 30, 2006. This was primarily due to (1) the improvement in the Company's operating results which led to an increase in the wages and welfare expenses of staff and workers; and (2) the increase in salary surcharge as a result of an increase in the base and percentage for calculating the salary surcharge since the second half of 2005 by the PRC Government. In addition, the increase of employee compensation costs in the reporting period as compared to the first half of 2005 was also due to an increase in the number of employees resulting from an expansion in production capacity.

Exploration Expenses Exploration expenses were RMB8,750 million, essentially at the same level as RMB8,729 million for the six months ended June 30, 2005.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 12.1% from RMB26,678 million for the six months ended June 30, 2005 to RMB29,910 million for the six months ended June 30, 2006. This was primarily due to an increase in the gross carrying amount of property, plant and equipment and the average net value of oil and gas assets which led to a corresponding increase in depreciation and depletion during the reporting period.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 28.2% from RMB14,902 million for the six months ended June 30, 2005 to RMB19,104 million for the six months ended June 30, 2006. This was primarily due to (1) an increase in the transportation volume which led to an increase of freight expenses; and (2) an increase in the technological development expenses resulting from intensified technological development efforts.

Taxes other than Income Tax Taxes other than income tax increased 115.6% from RMB11,253 million for the six months ended June 30, 2005 to RMB24,259 million for the six months ended June 30, 2006. This was primarily due to (1) the imposition by the PRC government of a special levy on the petroleum exploration enterprises from March 2006 which is payable by them on the portion of income realised from the domestic sales of crude oil at prices higher than a specific level, leading to a substantial increase in the amount of taxes payable by the Company compared with the first half of 2005; (2) an increase in consumption tax and surcharges as a result of an increase in the output volume of gasoline and diesel oil; and (3) an increase in compensation fees for mineral resources due to an increase in crude oil and natural gas revenue. In addition, an increase of the natural resource tax rates by the PRC government since the second half of 2005 and the increased oil and gas output in the reporting period also contributed to the increase of natural resources tax.

Profit from Operations As a result of the factors discussed above, profit from operations increased 28.2% from RMB89,967 million for the six months ended June 30, 2005 to RMB115,293 million for the six months ended June 30, 2006.

Net Exchange Gain Net exchange gain increased from RMB18 million for the six months ended June 30, 2005 to RMB32 million for the six months ended June 30, 2006. This was primarily due to an appreciation of Renminbi against the US Dollar during the first half of this year.

Net Interest Expenses Net interest expenses increased 8.8% from RMB817 million for the six months ended June 30, 2005 to RMB889 million for the six months ended June 30, 2006. This increase reflects an increase in the carrying amount of the asset retirement obligations that incurs with the passage of time, which led to a corresponding increase in the interest expense.

Profit Before Taxation Profit before taxation increased 28.6% from RMB90,169 million for the six months ended June 30, 2005 to RMB115,918 million for the six months ended June 30, 2006.

Taxation Taxation increased 21.6% from RMB25,229 million for the six months ended June 30, 2005 to RMB30,675 million for the six months ended June 30, 2006. This was primarily due to an increase in taxable profits.

Net Profit As a result of the factors discussed above, net profit increased 29.4% from RMB62,363 million for the six months ended June 30, 2005 to RMB80,681 million for the six months ended June 30, 2006.

Segment Information

Exploration and Production

Turnover Turnover increased 38.8% from RMB152,024 million for the six months ended June 30, 2005 to RMB211,012 million for the six months ended June 30, 2006. This was primarily due to an increase in prices and sales volume of crude oil and natural gas. During the first half of 2006, the Group's average realised crude oil price was US$58.75 per barrel, representing an increase of 35.6% from US$43.33 per barrel for the first half of 2005.

Inter-segment sales revenue increased 40.6% from RMB121,484 million for the six months ended June 30, 2005 to RMB170,761 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and sales volume of crude oil and natural gas.

Operating expenses Operating expenses increased 37.6% from RMB62,901 million for the six months ended June 30, 2005 to RMB86,560 million for the six months ended June 30, 2006. This was mainly due to the increase in taxes other than income tax, purchase expenditure and staff costs.

Profit from Operations As a result of the factors discussed above, profit from operations increased 39.6% from RMB89,123 million for the six months ended June 30, 2005 to RMB124,452 million for the six months ended June 30, 2006.

Refining and Marketing

Turnover Turnover increased 27.0% from RMB200,883 million for the six months ended June 30, 2005 to RMB255,106 million for the six months ended June 30, 2006. The increase was primarily due to an increase in prices and changes in sales volume of key refined products, of which:

Sales revenue from gasoline increased 6.3% from RMB54,570 million for the six months ended June 30, 2005 to RMB57,985 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices of gasoline. The average realised selling price of gasoline increased 21.4% from RMB3,943 per ton for the six months ended June 30, 2005 to RMB4,785 per ton for the six months ended June 30, 2006. The sales volume of gasoline dropped 12.4% from 13.84 million tons for the six months ended June 30, 2005 to 12.12 million tons for the six months ended June 30, 2006.

Sales revenue from diesel increased 24.1% from RMB81,888 million for the six months ended June 30, 2005 to RMB101,637 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and sales volume of diesel. The average realised selling price of diesel increased 21.0% from RMB3,463 per ton for the six months ended June 30, 2005 to RMB4,191 per ton for the six months ended June 30, 2006. The sales volume of diesel increased 2.6% from 23.64 million tons for the six months ended June 30, 2005 to 24.25 million tons for the six months ended June 30, 2006.

Sales revenue from kerosene increased 37.7% from RMB3,059 million for the six months ended June 30, 2005 to RMB4,211 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and sales volume of kerosene.

Inter-segment sales revenue increased 40.0% from RMB15,098 million for the six months ended June 30, 2005 to RMB21,142 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and changes of sales volumes of the key refined products.

Operating expenses Operating expenses increased 30.1% from RMB206,832 million for the six months ended June 30, 2005 to RMB268,995 million for the six months ended June 30, 2006. The increase was primarily due to an increase in the expenditure on the purchase of crude oil, feedstock oil and refined products from external suppliers, and an increase in selling, general and administrative expenses. In addition, the increase in the level of supply operations of oil products during the reporting period led to a corresponding increase in operating expenses.

Loss from Operations For the six months ended June 30, 2006, there was a loss of RMB13,889 million for this segment and for the six months ended June 30, 2005, there was a loss of RMB5,949 million. The losses were mainly as a result of the effect of the macroeconomic control in China of the prices of the refined products, resulting in the selling prices of the refined products in China not in line with the selling prices of the refined products in the international market.

Chemicals and Marketing

Turnover Turnover increased 6.8% from RMB37,035 million for the six months ended June 30, 2005 to RMB39,565 million for the six months ended June 30, 2006. The increase was mainly due to the increase in prices and sales volume of certain chemical products (primarily polyethylene and polypropylene products).

Operating expenses Operating expenses increased 17.2% from RMB31,279 million for the six months ended June 30, 2005 to RMB36,657 million for the six months ended June 30, 2006. The increase was mainly due to an increase in the prices of raw materials.

Profit from Operations Due to a significant increase in operating expenses, profit from operations decreased 49.5% from RMB5,756 million for the six months ended June 30, 2005 to RMB2,908 million for the six months ended June 30, 2006.

Natural Gas and Pipeline

Turnover Turnover increased 53.6% from RMB11,874 million for the six months ended June 30, 2005 to RMB18,233 million for the six months ended June 30, 2006. The increase was primarily due to an increase in the sales volume and price of natural gas and an increase in the sales volume and the average price of pipeline transmission of natural gas.

Operating expenses Operating expenses increased 31.3% from RMB10,396 million for the six months ended June 30, 2005 to RMB13,646 million for the six months ended June 30, 2006. The increase was mainly due to an increase in gas purchase expenses and an increase in depreciation charges.

Profit from Operations As a result of the factors discussed above, profit from operations increased 210.4% from RMB1,478 million for the six months ended June 30, 2005 to RMB4,587 million for the six months ended June 30, 2006.

Liquidity and Capital Resources

For the six months ended June 30, 2006, the Group's primary sources of funds were cash generated from operating activities, short-term borrowings and long-term borrowings. The Group's funds were used for operating activities, capital expenditures, repaying short-term and long-term borrowings, acquisition of subsidiaries and distribution of dividends to shareholders of the Company.

As at June 30, 2006, short-term debts represented approximately 5.1% of the Group's capital employed as compared with approximately 4.7% as at December 31, 2005. Our ability to obtain adequate financing may be affected by our financial position and operating results and the conditions of the domestic and foreign capital markets. The Company must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, the Company must obtain PRC government approvals for any project involving significant capital investments in our Refining and Marketing segment, Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

The Group plans to fund its capital and related investments principally from the cash generated from operating activities and short-term and long-term borrowings. For the six months ended June 30, 2006, net cash generated from operating activities was RMB100,825 million. As at June 30, 2006, the Group had cash and cash equivalents of RMB92,630 million. Cash and cash equivalents were mainly denominated in Renminbi (Renminbi accounted for approximately 96.8%, US Dollar accounted for approximately 2.8%, and HK Dollar accounted for 0.4%).

The table below sets forth its cash flows for the six months ended June 30, 2006 and the six months ended June 30, 2005 and our cash and cash equivalents at the end of each period.

                                                         Six months ended June 30
                                                      -----------------------------
                                                           2006            2005
                                                      -------------   -------------
                                                      (RMB million)   (RMB million)
Net cash generated from operating activities             100,825          98,167
Net cash used for investing activities                   (51,974)         (5,430)
Net cash used for financing activities                   (37,291)        (33,024)
Currency translation difference                              165            (119)
Cash and cash equivalents at the end of each period       92,630          71,282

Cash flows from operating activities

In the first half of 2006, the Group's net cash from operating activities increased 2.7% from RMB98,167 million for the six months ended June 30, 2005 to RMB100,825 million for the six months ended June 30, 2006. This was mainly due to an increase in profit which give rise to an increase in cash flows generated from operating activities. In addition, an increase in inventories partly offset the cash flows generated from operating activities.

As at June 30, 2006, our working capital was RMB47,930 million. As at December 31, 2005, our working capital was RMB22,057 million. The increase in working capital was primarily due to an increase in receivables and prepayments, inventories and cash and cash equivalents.

Cash used for financing activities

The Group's net cash used for financing activities increased 12.9% for the six months ended June 30, 2006 compared with the amount as at the six months ended June 30, 2005. This was mainly due to more cash dividends paid in respect of the ordinary shares for the first half of this year as compared with the corresponding period of last year.

The table below sets out our net borrowings as at June 30, 2006 and December 31, 2005:

                                              June 30,      December 31,
                                                2006            2005
                                           -------------   -------------
                                           (RMB million)   (RMB million)
Short-term borrowings (including current
   portion of long-term borrowings)            34,004         28,689
Long-term borrowings                           35,804         44,570
                                              -------         ------
Total borrowings                               69,808         73,259
                                              =======         ======
Less: Cash and cash equivalents                92,630         80,905
                                              -------         ------
Net borrowings                                (22,822)        (7,646)
                                              =======         ======

The maturity profile of the long-term borrowings (including maturity within one year) of the Group is as follows:

                                           June 30,      December 31,
                                             2006            2005
                                        -------------   -------------
                                        (RMB million)   (RMB million)
To be repaid within one year                20,188          15,325
To be repaid within one to two years         9,981          18,373
To be repaid within two to five years       14,124          14,942
To be repaid after five years               11,699          11,255
                                            ------          ------
                                            55,992          59,895
                                            ======          ======

Of the total borrowings of the Group as at June 30, 2006, approximately 28.6% were fixed-rate loans and approximately 71.4% were floating-rate loans. Of the borrowings as at June 30, 2006, approximately 74.7% were denominated in Renminbi, approximately 23.8% were denominated in US Dollars, approximately 0.6% were denominated in Singapore Dollars, approximately 0.4% were denominated in Euro, approximately 0.2% were denominated in Japanese Yen, approximately 0.2% were denominated in Kazakhstan Tenge and approximately 0.1% were denominated in British Pound Sterling.

As at June 30, 2006, borrowings owed to China Petroleum Finance Company Limited ("CP Finance") amounted to RMB26,040 million. Borrowings owed to state-owned banks and other non-bank state-owned financial institutions amounted to RMB33,766 million and borrowings owed to other related parties amounted to RMB61 million.

As at June 30, 2006, short-term borrowings and long-term borrowings owed by the Group to CP Finance amounted to RMB300 million and RMB25,740 million respectively.

As at June 30, 2006, borrowings of the Group consisted of RMB698 million secured borrowings (RMB1,108 million as at December 31, 2005), most of which were secured by part of the Group's assets and time deposits with maturities over one year.

As at June 30, 2006, the debt to capitalisation ratio (debt to capitalisation ratio = total debts/(total debts + total equity)) was 10.5% (11.9% as at December 31, 2005).

Capital Expenditures

The table below sets out our capital expenditures by business segments for the six months ended June 30, 2006 and the six months ended June 30, 2005 and the estimates for the full year of 2006. During the first half of 2006, capital expenditures increased 41.6% from RMB33,375 million for the six months ended June 30, 2005 to RMB47,252 million for the six months ended June 30, 2006. The increase in capital expenditure was primarily due to increased contribution to oil and gas exploration and development as well as safety and environmental protection. Furthermore, the increase in the prices of fuel oil, water and electricity and other production materials, also led to an increase in investment.

                                                                                  Estimate for
                               First Half of 2006      First Half of 2005       the year of 2006
                             ---------------------   ---------------------   ---------------------
                             (RMB million)     %     (RMB million)     %     (RMB million)     %
                             -------------   -----   -------------   -----   -------------   -----
Exploration and Production      32,933*       69.7      22,413*       67.2      100,100*      60.3
Refining and Marketing           6,169        13.1       4,614        13.8       29,000       17.5
Chemicals and Marketing          3,938         8.3       2,633         7.9       15,900        9.6
Natural Gas and Pipeline         3,840         8.1       3,651        10.9       17,100       10.3
Other                              372         0.8          64         0.2        3,900        2.3
                                ------       -----      ------       -----      -------      -----
Total                           47,252       100.0      33,375       100.0      166,000      100.0
                                ======       =====      ======       =====      =======      =====

*Note: If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2005 and the first half of 2006, and the estimate of the same for the entire 2006 would be RMB26,012 million, RMB37,253 million and RMB111,500 million, respectively.

Exploration and Production

The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the six months ended June 30, 2006, capital expenditures in relation to exploration and production amounted to RMB32,933 million, including RMB4,251 million for exploration activities and RMB26,061 million for development activities. For the six months ended June 30, 2005, capital expenditures in relation to this segment totalled RMB22,413 million, including RMB4,032 million for exploration activities and RMB16,869 million for development activities. The increase in capital expenditures was mainly due to the Group's increased expenditures relating to oil and gas development and supporting projects on the ground.

It is estimated that for the twelve months ending December 31, 2006, capital expenditures of the Group in the Exploration and Production segment will amount to RMB100,100 million. Approximately RMB20,000 million is expected to be used for oil and gas exploration, and approximately RMB80,100 million will be used for oil and gas development. Exploration and development is expected to be mainly carried out in the Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay, and Qaidam basins.

Refining and Marketing

For the six months ended June 30, 2006, capital expenditures of the Group in the Refining and Marketing segment amounted to RMB6,169 million, of which RMB2,935 million was spent on upgrading our refining facilities, and RMB2,041 million was spent on the expansion of the retail marketing network of our refined products and oil products storage infrastructure facilities. For the six months ended June 30, 2005, capital expenditures for this segment totalled RMB4,614 million. The increase in capital expenditures was primarily due to the construction and expansion of refining facilities.

It is estimated that capital expenditures of the Group for the Refining and Marketing segment for the twelve months ending December 31, 2006 will amount to RMB29,000 million, including approximately RMB19,300 million to be spent on construction and expansion of refining facilities, and approximately RMB9,700 million to be spent on our refined products marketing network.

Chemicals and Marketing

For the six months ended June 30, 2006, capital expenditures in the Chemicals and Marketing segment were RMB3,938 million, compared with RMB2,633 million for the six months ended June 30, 2005. The increase in capital expenditures was mainly due to increased investments in the ethylene projects of Lanzhou Petrochemical Company and Dushanzi Petrochemical Company.

It is estimated that for the twelve months ending December 31, 2006, capital expenditures of the Group in the Chemicals and Marketing segment will amount to RMB15,900 million. The capital expenditures are expected to be used primarily for construction relating to the ethylene projects of Lanzhou Petrochemical Company and Dushanzi Petrochemical Company and the PTA project of Liaoyang Petrochemical Company.

Natural Gas and Pipeline

For the six months ended June 30, 2006, capital expenditures in the Natural Gas and Pipeline segment amounted to RMB3,840 million. RMB3,494 million of these expenditures was spent on construction of long distance pipelines and RMB2,351 million of such amount was spent on the West-East Gas Pipeline project. For the six months ended June 30, 2005, capital expenditures for this segment totalled RMB3,651 million. The capital expenditures during this period were basically the same as that during the corresponding period of last year.

It is estimated that the Group's capital expenditures in Natural Gas and Pipeline segment for the twelve months ending December 31, 2006 will amount to RMB17,100 million. These capital expenditures are expected to be mainly used for the expansion of the West-East Gas Pipeline, and the construction of underground gas tanks and crude oil and refined products transmission pipelines.

Other

The Group's capital expenditures in the Other segment for the six months ended June 30, 2006 and for the six months ended June 30, 2005 were RMB372 million and RMB64 million respectively. These capital expenditures were mainly used for non-segment-specific equipment purchases.

It is estimated that the Group's capital expenditure in the Other segment for the twelve months ending December 31, 2006 will amount to RMB3,900 million. These capital expenditures are expected to be mainly used for research and development and the implementation of information systems.

Material Investment

For the six months ended June 30, 2006, the Group did not hold any material investment.

Material Acquisition or Disposal

Pursuant to the resolution passed at the meeting of the Board of Directors held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited ('JPCL') from minority shareholders at RMB4.25 per share. As at June 30, 2006, the Company had paid a total cash consideration of RMB602 million and acquired 141,497,463 A shares, representing approximately 17.97% of the total issued shares of JPCL. Upon this acquisition, the Company owns 98.92% of the outstanding shares of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by the China Securities Regulatory Commission, JPCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

Pursuant to the resolution passed at the meeting of the Board of Directors held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares and 964,778,000 H shares (including ADS) of Jilin Chemical Industrial Company Limited ('JCIC') from minority shareholders at RMB5.25 per A share and HK$2.80 per H share respectively. As at June 30, 2006, the Company had paid a total cash consideration of RMB3,719 million and acquired 186,623,617 A shares and 938,751,999 H shares (including ADS), representing approximately 31.60% of the total issued shares of JCIC. Upon this acquisition, the Company owns 98.89% of the outstanding shares of JCIC. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. JCIC was delisted from HKSE and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively. As approved by the China Securities Regulatory Commission, JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.

Pursuant to the resolution passed at the meeting of the Board of Directors held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited ('LJOCL') from minority shareholders at RMB8.80 per share. As at June 30, 2006, the Company had paid a total cash consideration of RMB1,713 million and acquired 194,360,943 A shares, representing approximately 17.67% of the total issued shares of LJOCL. Upon this acquisition, the Company owns 99.49% of the outstanding shares of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by the China Securities Regulatory Commission, LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

Post-Balance Sheet Events

On August 23, 2006, the Board of Directors of the Company approved the entering into the acquisition agreement whereby CNPC E&D will acquire a 67% ownership interest in PetroKazakhstan Inc. ("PKZ") from CNPC International Ltd. ('CNPCI', a subsidiary of CNODC). Currently, PK is 67% and 33% owned by CNPCI and JSC National Company Kazmunaigaz ("KMG') respectively. A total cash consideration for this acquisition is expected to be approximately US$2,735 million. Upon completion of the acquisition agreement, PK will be accounted for as an associate of the Company as it is under the joint control by CNPC E&D and KMG.

Foreign Exchange Rate Risk

From July 21, 2005, the PRC government has reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital account. The exchange rates of Renminbi are affected by domestic and international economic developments and political conditions, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the functional currency of the Company and most of its consolidated entities, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the operating results of the Group. An appreciation of Renminbi against US Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may also be reduced. A devaluation of Renminbi against US Dollar may not have a negative impact on the Group's turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group.

Commodity Price Risk

The Group is engaged in a wide range of petroleum-related activities. The oil and gas markets are affected by global and regional demands and supplies. Prices of onshore crude oil are determined with reference to the prices of crude oil on the international markets. A decline in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to general price fluctuations of oil and gas commodities in 2006 and in future years.

Industry Risk

Like other oil and natural gas companies in China, the Group's operating activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as the granting of exploration and production licenses, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards are expected to have an impact on the Group's business operations. As a result, the Group may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the oil and natural gas industry may also affect the Group's business operations.

Employees and Employees Compensation

Number of Employees

As at June 30, 2006 and June 30, 2005, the Group had 438,127 and 423,200 employees respectively. The table below sets out the number of employees of business segments as at June 30, 2006:

                             Number of   Percentage of
                             Employees     total (%)
                             ---------   -------------
Exploration and Production    246,969         56.4
Refining and Marketing        117,799         26.9
Chemicals and Marketing        58,583         13.4
Natural Gas and Pipeline       10,776          2.4
Other*                          4,000          0.9
                              -------        -----
Total                         438,127        100.0
                              =======        =====

*Note: Including staff of the Company headquarters, specialised entities, Exploration & Development Research Institute, Planning & Engineering Institute and Petrochemical Technological Research Centres.

Employee Compensation

The total employee compensation payable by the Group for the six months ended June 30, 2006 was RMB11,198 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff for the realisation of the best results.

The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. All members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                                Stock
                                            appreciation   Performance
                             Fixed salary      rights         bonus
                                  (%)            (%)           (%)
                             ------------   ------------   -----------
Chairman                          30             70              0
President                         25             60             15
Vice president                    25             60             15
Department general manager        25             50             25

Details of the emoluments of directors and supervisors for the six months ended June 30, 2006 and June 30, 2005 are as follows:

                                            For the six months ended
                                                     June 30
                                            ------------------------
                                                 2006        2005
                                              ---------   ---------
                                              (RMB'000)   (RMB'000)
Emoluments of directors and supervisors           816          62
Salaries, allowances and other benefits           985         927
Contribution to retirement benefit scheme          28          28
                                                -----       -----
                                                1,829       1,017
                                                =====       =====

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the current period):

                   As at June 30, 2006   As at June 30, 2005
                   -------------------   -------------------
                          Number                Number
Nil-RMB1,000,000            20                    20
                           ===                   ===

Upon exercise of their share options, senior management staff will not receive any shares in the Company. Instead, they will receive, by way of stock appreciation rights, a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

Training Programmes

The training programmes of the Company for 2006 have been geared towards achieving the development strategy and operation objectives of the Company. In line with the strategic requirement for "a strong corporation with highly talented personnel", the Company has targeted high-calibre, skilful and international staff in its training programmes with a focus on the training of the "core" and 'backbone" personnel and strived to build a proficient operating and management team, a technology innovative team and a skilful operators' team to ensure the supply of talents required for the continuous and stable development of the Company.

Contingent Liabilities

Information on the Group's contingent liabilities as at June 30, 2006 is as follows:

Bank and other guarantees

As at June 30, 2006, the Group had contingent liabilities in respect of guarantees made to CP Finance, a subsidiary of CNPC, and state-controlled bank from which it is anticipated that no material liabilities will arise.

                                         June 30, 2006   December 31, 2005
                                         -------------   -----------------
                                         (RMB million)     (RMB million)
Guarantee of borrowings of associates
   from CP Finance                            176               187
Guarantee of borrowings of third party
   from State-controlled bank                  41                --
                                              ---               ---
                                              217               187
                                              ===               ===

Environmental Liabilities

CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements that will have a material adverse effect on the financial position of the Group.

Legal contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

Leasing of land, roads and buildings

According to the restructuring agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

- CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

- CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

- CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2006, CNPC has obtained formal land use right certificates in relation to 27,400 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership


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

certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

Group insurance

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

Others

On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The impact of the accident is undergoing government investigation. The Company is presumed to bear related liability according to the investigation results.

Market Review

Crude Oil Market Review

During the first half of 2006, international crude oil prices remained at high levels due to rapidly expanding demand, insufficient residual supply of crude oil, intensified geo-political risk, speculation and other factors. The average prices for WTI, Brent and Minas crude oil in the first half of the year were US$66.80, US$65.65 and US$65.81 per barrel respectively, representing an increase of US$15.31, US$16.00 and US$14.94 per barrel or 29.7%, 32.2% and 29.4%
respectively from the corresponding period in last year. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realised price was higher than that of the first half of 2005.

Domestic crude oil imports continued to increase during the first half of 2006 with net import volume of 70.33 million tons, representing an increase of 17.6% from the corresponding period in last year. Domestic crude oil output and the amount of crude oil processed reached 92.10 million tons and 142 million tons respectively.

Refined Products Market Review

During the first half of 2006, although the PRC government strengthened its control on the domestic macroeconomy, demand for refined products still remained relatively high. In general, resources were tight and market prices continued to rise and hit new historical highs repeatedly. In the first half of the year, nominal consumption of refined products increased 7.1% to 85.73 million tons compared with the corresponding period in last year. By the end of June 2006, the refined products inventory held by the Company and Sinopec reached 7.88 million tons, representing an increase of 0.54 million tons from the corresponding period in last year.

The PRC government has made certain adjustments to the prices of domestic refined products during the first half of 2006. However, under the impact of international oil prices, the average benchmark prices of gasoline and diesel were still higher than their levels during the corresponding period of last year.

Chemical Products Market Review

In the first half of 2006, the sustained rapid economic development in China resulted in strong demand of chemical products. Market supply of crude oil was unable to satisfy the increase in demand due to strong demand, limited increase in supply and the overhaul of facilities. In a climate of persistently high crude oil prices, chemical products market tended to favour the sellers and the prices of most chemical products achieved a 10-year record high.

Natural Gas Market Review

In the first half of 2006, China's natural gas market has continued to show a trend of rapid growth. Despite the adoption by the PRC government of a new pricing regulation for natural gas in December 2005 and further raising the ex-factory price of natural gas in China, the demand for natural gas has been growing at an excessive rate and the discrepancy between its supply and demand remained prominent.

Business Review

For the six months ended June 30, 2006, total oil and gas output of the Company was 533.2 million barrels of oil equivalent, including 419.1 million barrels of crude oil and 684.7 billion cubic feet of marketable natural gas, representing an average daily crude oil output of 2.32 million barrels and an average daily marketable natural gas output of 3,783 million cubic feet. A total of 417 million barrels of crude oil and 653.5 billion cubic feet of natural gas were sold during the six months ended June 30, 2006. The Company sold approximately 84.8% of its crude oil to its refineries. During the first half of 2006, lifting cost of the Company was US$5.91 per barrel, compared with the lifting cost of US$5.10 per barrel in the first half of 2005.

For the six months ended June 30, 2006, the Company's refineries processed 393 million barrels of crude oil, representing an average daily processed output of
2.17 million barrels. The Exploration and Production segment provided approximately 83.0% of the crude oil processed by the Company's refineries. The Company produced approximately 34.30 million tons of gasoline, diesel and kerosene and sold approximately 37.35 million tons of these products. The Company is actively expanding its sales network, and its retail network in particular, by taking advantage of the complementary value-added effect of the integration of Refining and Marketing segment. As at June 30, 2006, there were 17,952 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provided supervisory support. The cash processing cost of the Company's refineries has arisen from RMB126 per ton during the first half of 2005 to RMB151 per ton for the same period of 2006.

For the six months ended June 30, 2006, the Company produced 1.003 million tons of ethylene, 1.525 million tons of synthetic resin, 0.628 million tons of synthetic fibre raw materials and polymers, 0.155 million tons of synthetic rubber, and 1.737 million tons of urea.

The Natural Gas and Pipeline segment is the Company's core business segment for development. For the six months ended June 30, 2006, the Company sold 566.8 billion cubic feet of marketable natural gas through its Natural Gas and Pipeline segment. As at June 30, 2006, the Company owned and operated 20,340 kilometers of regional natural gas pipeline network, of which 19,212 kilometers of the pipeline network were operated by the Natural Gas and Pipeline segment. The Company owned and operated 9,391 kilometers of crude oil pipeline and owned 2,460 kilometers of refined products pipeline.

The Second Half of 2006 and Beyond

In the first half of 2006, in an environment characterised by strong domestic demand for oil and gas, the Company advanced its main operations in an active and orderly manner and improved the micro- management of its production. As a result, the principal production and operation targets were achieved and new breakthroughs occurred in various aspects of operations. Various significant achievements were made in the efforts of oil and gas exploration, leading to a sustainable increase in oil and gas reserves of the Company. Crude oil processing volume has achieved steady growth which further improved the major techno-economical indices. The Company strived to produce more value added products in its chemical production, leading to an effective increase in the competitiveness of its major products. The construction of major oil and gas pipelines was progressing smoothly and certain key projects have been completed and have commenced operations.

In the second half of 2006, the Company anticipates that it will continue to enjoy a generally favorable macroeconomic environment. The Company plans to steadily coordinate its production and business operations according to the work plans formulated at the beginning of the year. The Company plans to continue 'prioritising safety and environment and people orientation", further strengthen safety and environmental protection, emphasise the creation of corporate harmony and actively fulfill its social duties. The Company aims to fully achieve the annual performance targets to promote its sustainable, effective and rapid growth.

In the Exploration and Production area, the Company plans to speed up the implementation of oil and gas exploration plans and actively promote the steady growth of crude oil output and rapid growth of natural gas output; put special emphasis on petroleum exploration, intensify natural gas exploration and promote risk explorations in key basins and favorable regions; strengthen the comprehensive management of mature oilfields, enlarge production capacity in new regions and carefully coordinate production and operations as well as the linkage and management of different stages of operations; ensure that the annual targets of oil and gas reserves volume and production plans will be achieved.

In the Refining and Marketing area, the Company plans to steadily coordinate refining and production, and consistently improve marketing quality and returns; further optimise the overall refining layout to ensure that key refining construction projects are implemented as scheduled; strengthen the management of the overall control of the production process, improve the stability rate and effective rate of the operation of facilities to ensure safe and reliable production; improve the linkage of production, transportation and marketing, enlarge end-user sales volume and improve sales quality and operation returns; leverage on the strength of integrated refining, continue to improve the chemical product mix and increase the proportion of high quality and high value added products, aiming to maximise the overall returns.

In the Natural Gas and Pipeline area, the Company plans to organise natural gas production and marketing in a systematic manner, steadily and gradually increase the construction of major pipelines. The Company plans to proactively grasp the changes in the use of gas in downstream industries, further strengthen the balance among production, transmission and sales of natural gas and enhance safe operation of pipelines.

In its international operations, the Company plans to steadily promote international business and expand international cooperation, continue to increase exploration in key regions and actively promote risk explorations; further develop overseas business, coordinate production in existing regions in full gear to ensure that the annual targets of oil and gas operational output and share oil output will be achieved. The Company plans to promote international trade by actively diversifying imports of resources, consistently improving trading methods and trading system to enhance the total trade volume and improve profitability.

In the future, the Company intends to continue seeking to maximise its returns and value for its shareholders, emphasise main businesses, and continue developing international businesses and promoting rapid growth in international operations while intensifying domestic oil and gas exploration and development and solidifying the resource base. The Company plans to continue to maintain its steady, credible and responsible operation style, and improve corporate governance and continuously increase corporate value by strengthening internal control and operations management.

Interim Dividends and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2006 at the shareholders' meeting held on May 26, 2006. The Board has resolved to pay an interim dividend of RMB0.202806 per share (inclusive of applicable tax) for the six months ended June 30, 2006 on the basis of 45% of the net profit for the period. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 13, 2006. The Company will close its share register and suspend registration of transfer of shares from September 8, 2006 to September 13, 2006 (both days inclusive). In order to qualify for the interim dividend, all transfer documents must be lodged with the relevant share certificates at the Hong Kong Registrars Limited not later than 4 p.m. on September 7, 2006.

In accordance with Article 149 of its Articles of Association, the Company shall declare dividends payable to shareholders in Renminbi. Dividends payable in respect of state-owned shares shall be paid in Renminbi. Dividends payable in respect of H shares shall be paid in Hong Kong Dollar. The amount of Hong Kong Dollar payable shall be calculated on the basis of the average closing exchange rate between Renminbi and Hong Kong Dollar published by the People's Bank of China during the week before the Board declares the dividend on August 23, 2006, which is RMB1.0260 = HK$1.00. Accordingly, the amount of dividend payable per H share will be HK$0.197667.

The interim dividend will be paid on or around September 26, 2006.

Repurchase, Sale or Redemption of Securities

For the six months ended June 30, 2006, none of the Company or its subsidiaries has sold any other type of securities of the Company nor has any of them repurchased or redeemed any of the securities of the Company.

Disclosure of Other Information

Save as mentioned above, there have been no material changes in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Listing Rules since the publication of the annual report of the Group for the year ended December 31, 2005.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the model code provisions in respect of the dealing of the Company's shares by its directors as contained in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code') set out in Appendix 10 of the Listing Rules. The directors and supervisors of the Company have confirmed that they have complied with the required standards set out in the Model Code.

Compliance with the Code on Corporate Governance Practices

The Company has complied with the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules throughout the six months ended June 30, 2006.

Audit Committee

The audit committee of the Company, formed pursuant to the Listing Rules, comprises Mr. Franco Bernabe, Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Gong Huazhang. The main function of the audit committee is to review and supervise the financial reporting procedures and the internal supervision procedures of the Group, and to provide opinion to the Board. The audit committee of the Company has reviewed and confirmed the unaudited interim results announcement / the interim report for the six months ended June 30, 2006.


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

Publication of Results on the Website of the HKSE and of the Company

The Company will submit to the HKSE and publish on the website of the HKSE (website: http:// www.hkex.com.hk) all the information on the results for the six months ended June 30, 2006. This information will also be published on the website of the Company (website: http:// www.petrochina.com.cn).

                                        By Order of the Board
                                        PetroChina Company Limited
                                        Chen Geng
                                        Chairman

Beijing, PRC
August 23, 2006

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as Chairman, Mr. Jiang Jiemin as Vice Chairman, Mr. Su Shulin and Mr. Duan Wende as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.


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

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: August 25, 2006                  By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary